Acesita S.A.

Report on the limited review quarter ended June 30, 2007

(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

KPMG Auditores Independentes
R. Paraíba, 1.122 - 13º
30130-918 - Belo Horizonte, MG - Brasil
Caixa Postal 509
30123-970 - Belo Horizonte, MG - Brasil

Central Tel 55 (31) 2128-5700
Fax 55 (31) 2128-5702
Internet www.kpmg.com.br

To
The Board of Directors and Shareholders
Acesita S.A.
Belo Horizonte - MG

1. We have conducted a special review of the quarterly information of Acesita S.A, for the quarter ended June 30, 2007, which comprises the balance sheet and the consolidated balance sheets of this Company and its subsidiaries, the statement of income and the consolidated statement of income, the performance report and other relevant information, prepared in accordance with accounting practices generally accepted in Brazil and rules established by the Brazilian Securities Commission (CVM).

2. Our review was conducted in accordance with the specific rules established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council and consisted mainly of: (a) inquiries and discussion with the management responsible for the accounting, financial and operating departments of the Company with respect to the main criteria adopted in preparing the quarterly information and (b) a review of the information and subsequent events that had or may have a material effect on the financial situation and operations of the Company.

3. Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the rules established by the Brazilian Securities Commission that apply specifically to the preparation of the quarterly information.

4. Our special review was conducted with the aim of issuing a report on the aforementioned quarterly information. The statements of cash flows and added value present supplementary information to the information mentioned in the first paragraph and are presented to permit additional analyses. This supplementary information was submitted to the same review procedures applied to the quarterly information and we are not aware of any material changes that should be made to these statements for them to be in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities Commission.

5. We reviewed the balance sheets of the parent company and the consolidated balance sheets for the quarter ended March 31, 2007, and we issued a special review report without exceptions, dated April 26, 2007. We reviewed the statement of income of the parent company for the quarter ended June 30, 2006, presented for comparison purposes and we also issued a special review report without exceptions, dated August 4, 2006.

6. As disclosed in Note 2, as from the quarter ended March 31, 2007 the Company began to present consolidated quarterly information. The consolidated statement of income as of June 30, 2006, presented for comparison purposes, was submitted to the same procedures mentioned in the second paragraph and we are not aware of any material changes that should be made for it to be in accordance with accounting practices adopted in Brazil and in compliance with the rules issued by the Brazilian Securities Commission, specifically applicable to the preparation of the quarterly information.

July 23, 2007

KPMG Auditores Independentes
CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira
Partner
Accountant CRCMG058176/O-0

01 – Company Data

01.01 – Identification

CVM Code: 00265-8

Corporate Name: ACESITA S.A.

CNPJ: 33.390.170/0001-89 **NIRE:** 31300042707

01.02 – Main Office

Full Address: Av. João Pinheiro, 580

Neighborhood or District: Centro **CEP:** 30130-180

Municipal Region: Belo Horizonte **UF:** MG

Area Code: 031 **Telephone:** 3235-4111

Telephone: 3235-4220 **Telephone:** 3235-4268

Telex: **DDD:** 031

Fax: 3235-4300 **Fax:** 3235-4264

Fax: 3235-4294 **E-mail .:** finance@acesita.com.br

01.03 - Investor Relations Director (address for Correspondence with the Company)

Name of Director: SERGIO AUGUSTO CARDOSO MENDES

Mailing Address: Av. João Pinheiro, 580

Neighborhood or District: Centro **CEP:** 30130-180

Municipal Region: Belo Horizonte **UF:** MG

DDD: 031 **Telephone:** 3235-4268

Telephone: **Telephone:**

Telex: **DDD:** 031

Fax: 3235-7218 **Fax:**

Fax: **E-mail of the Director:** finance@acesita.com.br

01.04 – ITR Reference

Fiscal Period in Course		Current Quarter			Previous Quarter		
Beginning	**End**	**Number**	**Beginning**	**End**	**Number**	**Beginning**	**End**
01/01/2007	31/12/2007	2	01/04/2007	30/06/2007	1	01/01/2007	31/03/2007

01.05 – Composition of Capital Stock

Number of Shares (in thousands):	Current Quarter 30/06/2007:	Previous Quarter 31/03/2007:	Equal to Previous Quarter 30/06/2006:
Of Paid-in Capital			
Common	24,900	24,900	24,900
Preferred	49,648	49,648	49,648
Total:	74,548	74,548	74,548
Treasury Stock			
Common	149	149	149
Preferred	105	105	105
Total:	254	254	254

1.06 – Characteristics of the Company

Type of Company:	- Commercial industrial and others
Status	Operational
Nature of Shareholding Control :	National – private sector
Activity Code Number	1060 – Metallurgy and Steel
Core Business:	STEEL - MANUFACTURING OF SPECIALTY STEELS
Type of Consolidated	Total
Type of Audit Report:	Unqualified

01.07 –Companies Not Included in the Consolidated Financial Statements

Item:	CNPJ:	Corporate Name

01.08 – Earnings in Cash Deliberated and/or Paid During and After the Quarter

Item:	Event:	Approval	Profit	Beginning of Payment.:	Type of Share	Earnings per Share (R$):
01	General Shareholders' Meeting	25/04/2007	Dividend	10/05/2007	ON	0.9306510000
02	General Shareholders' Meeting	25/04/2007	Dividend	10/05/2007	PN	1.0237160000
03	General Shareholders' Meeting	25/04/2007	Interest on Equity	10/05/2007	ON	0.3646770000
04	General Shareholders' Meeting	25/04/2007	Interest on Equity	10/05/2007	PN	0.4011450000

01.09 – Subscribed Capital Stock and Changes in the Fiscal Period in Course

Item:	Date of Change	Value of Capital Stock (x R$ 1000):	Value of Change (x R$ 1000):	Origin of Change:	Number of Shares Issued (Thousands):	Price of Share at Issuance (R$):

01.10 - Investor Relations Director

Data: 31/07/2007 **Signature: Not available**

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ITR – QUARTERLY INFORMATION

Quarterly Report (Corporation Law) 2007/2 31/07/2007

Index

02 - Balance Sheet Real

02.01 –Balance Sheet - Assets (x R$ 1000)

Code Number of Account:	Description of Account	30/06/2007:	31/03/2007:
1	Total Assets	4,860,197	4,714,284
1.01	Current Assets	2,010,796	1,888,770
1.01.01	Cash and Cash Equivalents	393,613	450,789
1.01.01.01	Cash and Banks	67,177	38,279
1.01.01.02	Financial Investments	326,436	412,510
1.01.02	Credits	665,122	572,569
1.01.02.01	Clients	665,122	572,569
1.01.02.01.01	Foreign Market	237,824	290,062
1.01.02.01.02	Domestic Market	443,787	365,393
1.01.02.01.03	Vendor	0	(66,784)
1.01.02.01.04	Provision for credit risks	(16,489)	(16,102)
1.01.02.02	Other receivables	0	0
1.01.03	Inventories	695,677	676,908
1.01.03.01	Finished Products	122,176	129,162
1.01.03.02	Products being manufactured	256,411	257,947
1.01.03.03	Raw Materials	184,860	102,344
1.01.03.04	Products in the hands of third parties	22,202	22,689
1.01.03.05	Imports in course	68,997	105,858
1.01.03.06	Materials for consumption and maintenance	54,154	69,365
1.01.03.07	Provision for losses	(13,123)	(10,457)
1.01.04	Others	256,384	188,504
1.01.04.01	Recoverable and deferred taxes	192,542	140,515
1.01.04.02	Deferred expenses	5,674	9,745
1.01.04.03	Employees' account	4,005	3,434
1.01.04.04	Dividends receivable	0	0
1.01.04.05	Securities receivable	24,517	24,314
1.01.04.06	Restructuring assets	1,633	1,816
1.01.04.07	Assets earmarked for sale	170	170
1.01.04.08	Others	27,843	8,510
1.02	Long-term assets	2,849,401	2,825,514
1.02.01	Long-term Realizable Assets	393,579	400,726
1.02.01.01	Other receivables	303,958	307,631
1.02.01.01.01	Recoverable and deferred taxes	192,090	190,752
1.02.01.01.02	Court Deposits	88,916	92,675
1.02.01.01.03	Restructuring Assets	9,716	9,930

1.02.01.01.04	Others	13,236	14,274
1.02.01.02	Credits with Associated Entities	88,796	92,926
1.02.01.02.01	With Affiliates and Related Entities	0	0
1.02.01.02.02	With Subsidiaries	88,796	92,926
1.02.01.02.03	With Other Related Entities	0	0
1.02.01.03	Others	825	169
1.02.01.03.01	Deferred Expenses	825	169
1.02.02	Fixed Assets	2,455,822	2,424,788
1.02.02.01	Investments	287,057	260,373
1.02.02.01.01	Shareholding Interests in Affiliated/Related Companies	0	0
1.02.02.01.02	Shareholding Interests in Affiliated/Related Companies – Premium	0	0
1.02.02.01.03	Shareholding Interest in Subsidiaries	284,049	257,365
1.02.02.01.04	Shareholding Interest in Subsidiaries –Premium	0	0
1.02.02.01.05	Other Investments	3,008	3,008
1.02.02.02	Fixed Assets	2,129,636	2,122,412
1.02.02.02.01	Land	6,308	6,322
1.02.02.02.02	Buildings and Facilities	835,607	835,579
1.02.02.02.03	Industrial Equipment	2,408,474	2,391,306
1.02.02.02.04	Vehicles, Furniture, Utensils, Instruments	43,656	42,177
1.02.02.02.05	Accumulated Depreciation and Depletion	(1,321,123)	(1,279,208)
1.02.02.02.06	Advances to Suppliers	15,315	16,454
1.02.02.02.07	Construction Work in Course	113,805	75,196
1.02.02.02.08	Imports in Transit	225	7,217
1.02.02.02.09	Others	27,369	27,369
1.02.02.03	Intangible	39,129	42,003
1.02.02.04	Deferred	0	0

02.02 –Balance Sheet - Liabilities (x R$ 1000)

Account Code Number	Description of Account	30/06/2007:	31/03/2007:
2	Total Liabilities	4,860,197	4,714,284
2.01	Current Liabilities	861,301	936,303
2.01.01	Loans and Financings	99,712	142,797
2.01.02	Debentures	0	0
2.01.03	Suppliers	417,867	472,752
2.01.04	Taxes, Fees and Contributions	226,634	129,250
2.01.05	Dividends payable	1,924	99,706
2.01.06	Provisions	6,354	9,936
2.01.06.01	Provision for Restructuring	6,354	9,936
2.01.07	Debts with Related Entities	0	0
2.01.08	Others	108,810	81,862
2.01.08.01	Salaries and Social Charges	56,641	50,583
2.01.08.02	Others	52,169	31,279
2.02	Non-current liabilities	779,173	806,799
2.02.01	Long-term liabilities	779,173	806,799
2.02.01.01	Loans and Financings	260,219	279,027
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0

2.02.01.04	Debts with Related Entities	3,835	4,082
2.02.01.04.01	Acesita International Ltd.	3,835	4,082
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	515,119	523,690
2.02.01.06.01	Deferred Income Tax and Social contribution	313,270	322,392
2.02.01.06.02	Taxes and Contributions deposited in Court	20,255	20,110
2.02.01.06.03	Provisions for Contingencies	124,835	122,523
2.02.01.06.04	Provision for Restructuring	1,930	2,300
2.02.01.06.05	Others	54,829	56,365
2.02.02	Deferred income	0	0
2.04	Net Equity	3,219,723	2,971,182
2.04.01	Realized Capital Stock	1,251,921	1,251,921
2.04.02	Capital Reserves	3,948	3,948
2.04.02.01	IPI Subsidy – Law 7554/86	3,948	3,948
2.04.03	Revaluation Reserves	674,038	690,764
2.04.03.01	Own Assets	674,038	690,764
2.04.03.02	Subsidiaries/Affiliates and Similar	0	0
2.04.04	Profit Reserves	783,808	783,808
2.04.04.01	Legal	85,771	85,771
2.04.04.02	Statutory Reserves	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Realizable profits reserve	0	0
2.04.04.05	Profit Withholding	0	0
2.04.04.06	Special reserve for Non-distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	698,037	698,037
2.04.04.07.01	Treasury Stock	(3,937)	(3,937)
2.04.04.07.02	For Investment and Working Capital	701,974	701,974
2.04.05	Accumulated Profits/Losses	506,008	240,741
2.04.06	Advance for Future Capital Increase	0	0

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03 – Income Statement

Real

03.01 – Income Statement (x R$ 1000)

Code Number of Account:	Description of Account	01/04/2007 to 30/06/2007:	01/01/2007 to 30/06/2007:	01/04/2006 to 30/06/2006:	01/01/2006 to 30/06/2006:
3.01	Gross Income from Sales and/or Services	1,412,875	2,746,784	978,225	1,832,963
3.02	Deduction from Gross Income Revenues	(277,577)	(519,512)	(185,474)	(344,280)
3.03	Net Revenues from Sales and/or Services	1,135,298	2,227,272	792,751	1,488,683
3.04	Cost of Goods and/or Services Sold	(753,429)	(1,501,869)	(545,369)	(1,046,667)
3.05	Gross Income	381,869	725,403	247,382	442,016
3.06	Operating Expenses/Income	(60,215)	(125,974)	(88,620)	(125,210)
3.06.01	From Sales	(39,570)	(80,653)	(37,742)	(74,754)
3.06.01.01	Expenses with Personnel/Labor Charges	(5,032)	(10,256)	(4,969)	(10,462)
3.06.01.02	Expenses with Sales	(11,792)	(22,686)	(11,590)	(21,348)
3.06.01.03	Expenses with Exports	(20,488)	(43,185)	(18,475)	(38,615)
3.06.01.04	Others	(2,258)	(4,526)	(2,708)	(4,329)
3.06.02	General and Administrative	(38,882)	(73,802)	(35,238)	(68,315)
3.06.02.01	Remuneration of Personnel / Social Charges	(12,388)	(24,602)	(11,233)	(22,838)
3.06.02.02	Rents	(1)	(648)	(1,607)	(2,276)
3.06.02.03	Outsourced Services	(10,815)	(19,234)	(9,352)	(18,656)
3.06.02.04	Taxes, Fees and Penalties	(2,948)	(6,560)	(3,074)	(6,732)
3.06.02.05	Depreciation	(3,083)	(6,149)	(2,425)	(4,726)
3.06.02.06	Others	(9,647)	(16,609)	(7,547)	(13,087)
3.06.03	Financial	(2,116)	(4,801)	(5,435)	(12,890)
3.06.03.01	Financial Income	14,683	29,180	12,482	26,655
3.06.03.02	Financial Expenses	(16,799)	(33,981)	(17,917)	(39,545)
3.06.04	Other Operating Income	11,203	12,300	(2,029)	41,009
3.06.04.01	Net Monetary	11,203	12,300	(2,029)	41,009

	Variations				
3.06.05	Other Operating Expenses	(4,445)	(5,472)	(12,497)	(15,900)
3.06.06	Equity Income	13,595	26,454	4,321	5,640
3.06.06.01	Evaluated by Equity Income	12,405	25,002	3,428	4,747
3.06.06.02	Evaluated at Cost	1,190	1,452	893	893
3.07	Operating Income	321,654	599,429	158,762	316,806
3.08	Non-Operating Income	(998)	26	220	7,245
3.08.01	Income	1,717	3,416	6,934	20,444
3.08.02	Expenses	(2,715)	(3,390)	(6,714)	(13,199)
3.09	Income Before Taxes/Shareholding Interest	320,656	599,455	158,982	324,051
3.10	Provision for Income Tax and Social Contribution	(73,374)	(143,608)	(46,161)	(85,385)
3.11	Deferred Income Tax	1,259	17,198	0	0
3.12	Shareholding Interests/Statutory Contributions	0	0	0	0
3.12.01	Shareholding Interests	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Earnings/Losses in the Period	248,541	473,045	112,821	238,666
	Number of Shares, With the exception of Treasury Stock (thousands):	74,294	74,294	74,294	74,294
	Earnings per Share (R$)	3.34537	6.36720	1.51857	3.21245
	Losses per Share (R$)	0.00000	0.00000	0.00000	0,00000

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1 Operating context

Acesita S.A. ("The Company") is a publicly-held company, the corporate object of which is the processing and marketing of special metallurgic products, agribusiness and the rendering of services related to its field of activities.

The Company's main activities are carried out at a plant located in the city of Timóteo – State of Minas Gerais. The Company also holds equity interest in companies with business activities related to its corporate object.

On June 30, 2007, the major shareholding interests held by the Company and the respective fields of activities were as follows:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100% direct ownership interest) – distribution and processing of steel for third parties and further sale thereof to end consumers, especially under the name "Amorim Comercial" and "Acesita Serviços Campinas", as well as shareholding interest in the capital of the following companies:
  - Acesita Energética Ltda. - (100% ownership interest) – reforesting and production of charcoal;
  - Inox Tubos S.A. - (43.85% total shareholding interest – 50.0% of voting stock) – manufacturing and marketing of welded steel pipes and special alloys;
  - Acesita Argentina S.A. - (100% ownership interest) – commercial representation in Argentina;
  - Preservar Madeira Reflorestada Ltda. – (50% indirect shareholding interest) – manufacturing of wood artifacts;
  - Acesita Centros de Serviços Ltda. – (100% ownership interest) – rendering of cutting and finishing services for steel products in general.

- Acesita International Ltd. - (100% direct ownership interest) – commercial representation abroad.

- Acesita Export and Trade - (100% direct ownership interest) – commercial representation abroad.

- Acesita Holding BV – (100% direct ownership interest) – company organized on June 27, 2007, the object of which is commercial representation abroad and equity interest in another company, as follows:

  - Acesita Imports & Exports, LDA – (100% ownership interest) – company acquired on July 03, 2007, the object of which is the importing and exporting of products abroad.

On April 01, 2007, Acesita S.A. increased the capital of its subsidiary company Acesita Serviços, Comércio, Indústria e Participações Ltda., on the basis of the total number of shares that the latter company held in Acesita Centros de Serviços Ltda., based on the carrying book value in the amount of R$ 9,437, according to the Audit Report issued by independent auditor.

2 Presentation of quarterly information

The accounting principles, methods and criteria adopted are consistent with those used for the presentation of the financial statements for the fiscal period ended December 31, 2006, according to the accounting practices adopted in Brazil and to the rules of the "Comissão de Valores Mobiliário" ("CVM"). The values are expressed in thousands of reais.

As of the quarter ended March 31, 2007, the Company decided to present, in addition to the balance sheets, income statement, and explanatory notes referring to ACESITA S.A., the parent company, the referred financial statements and explanatory notes on the Company and its subsidiaries ("consolidated"). Thus, for purposes of comparison, this Quarterly Information Report also includes the balance sheets, the income statement and, where applicable, information contained in the explanatory notes, referring to consolidated data for quarters ended March 31, 2007 and June 30, 2006.

3 Main consolidation procedures

The accounting policies were applied in a uniform manner to all consolidated companies and are consistent with the ones used for the fiscal period ended December 31, 2006 and the half year period ended June 30, 2006.

The consolidated Quarterly Report includes the financial statements of the parent company and those of the subsidiary companies referred to in Explanatory Note 1.

The parent company's equity interest in subsidiaries, as well as the relevant balances of assets and liabilities, revenues, costs, expenses and unearned income resulting from business transactions – net of taxes and charges – conducted among the companies were eliminated from the consolidated statements. The subsidiary companies Inox Tubos S.A. and Preservar Madeira Reflorestada Ltda., in which control is held jointly with other shareholders, are consolidated according to the proportional consolidation method, which is applicable to each item of the subsidiaries' financial statements. Consequently, minority shareholding interests are not highlighted.

Reconciliation of the values referring to shareholders' equity and the results between consolidated and parent company are as follows:

	Shareholders' equity		**Net profit in the half year**	
	30/06/07	**31/03/07**	**30/06/07**	**30/06/06**
Consolidated	3,198,708	2,950,701	466,834	238,640
Elimination of unearned income in business transactions with subsidiary companies	21,015	20,481	6,211	26
Parent company	3,219,723	2,971,182	473,045	238,666

4 Deferred taxes and tax credits

	Consolidated		Parent Company	
	30/06/07	31/03/07	30/06/07	31/03/07
Deferred income tax and social contribution	269,283	274,736	231,539	238,898
Income Tax/IRPJ and Social Contribution on Net Income/CSLL	124,280	53,008	121,048	50,879
Employees' Profit Participation Program/PIS	4,373	6,783	2,760	5,272
Tax for Social Security Financing/COFINS	13,724	19,992	12,740	19,394
Tax on Goods and Services/ICMS and Excise Tax/IPI	20,716	20,022	16,304	16,582
Others	578	574	241	242
	432,954	375,115	384,632	331,267
Current	(200,112)	(145,422)	(192,542)	(140,515)
Non-Current	232,842	229,693	192,090	190,752

Deferred income tax and social contribution were calculated and accounted for on June 30 and March 31, 2007, as follows:

			30/06/07	31/03/07
	Income Tax	Social Contribution	Total	Total
Consolidated -				
Tax loss and tax credit	763,119	763,146		
Inter-temporary differences	453,978	452,766		
	1,217,097	1,215,912		
Rates	25%	9%		
Total deferred income tax and social contribution	304,274	109,432	413,706	456,638
Deferred income tax and social contribution not accounted for	(108,648)	(35,775)	(144,423)	(181,902)
Deferred income tax and social contribution accounted for on the asset	195,626	73,657	269,283	274,736
Current	(45,074)	(16,227)	(61,301)	(67,429)
Non-Current	150,552	57,430	207,982	207,307

	Income Tax	Social Contribution	30/06/07 Total	31/03/07 Total
Parent Company -				
Tax loss and tax credit	584,758	568,238		
Inter-temporary differences	425,526	423,566		
	1,010,284	991,804		
Rates	25%	9%		
Total deferred income tax and social contribution	252,571	89,262	341,833	382,503
Deferred income tax and social contribution not accounted for	(84,796)	(25,498)	(110,294)	(143,605)
Deferred income tax and social contribution accounted for on the asset side	167,775	63,764	231,539	238,898
Current	(45,074)	(16,227)	(61,301)	(67,429)
Non-Current	122,701	47,537	170,238	171,469

The tax loss balance of the Parent Company includes R$221,819 (same value on March 31, 2007) of the to non-operating tax loss that can only be offset by non-operating income (value not reported on June 30 and March 31, 2007).

The deferred income tax and social contribution are stated to reflect the future tax effects attributable to temporary differences between the tax base of assets or liabilities and their respective book values. The main inter-temporary differences refer mainly to provisions for losses related with non-amortized premiums of subsidiaries and provisions to be deducted upon settlement

In fiscal 2006, the Company achieved three years of taxable income, considering the last five years, which allowed deferred tax credits to be accounted for in addition to those already accounted for previously, as established in CVM Instruction 371/2002. Thus, the Company, based on expectations of generating future taxable income, as established in a technical study approved by the Management, recognized taxable credits against tax losses and negative basis for calculating social contributions for previous fiscal periods (including effects from the Plano Verão monetary stability plan – See Explanatory Note 11) that are not time-barred and whose offsetting is limited to 30% of the annual taxable income. The book value of the deferred tax asset and the projections will be revised from time to time, in the event that relevant factors modify the projections.

The Company's Management considers that deferred assets arising from temporary differences will be realized in the proportion according to the final solution of the events that generated such differences.

Based on the technical study of projections referring to taxable income calculated according to CVM Instruction Nr. 371, the Company estimates that it will recover tax credits arising from the losses accumulated in the following fiscal periods:

	Estimated use of the credit accounted for	
Base Year	**Consolidated**	**Parent Company**
2007	23,721	23,721
2008	103,064	97,796
2009	92,300	88,340
2010	50,198	21,682
Total	269,283	231,539

Reconciliation of the credit/expense related to income tax and social contribution in the results of the half-year periods ended June 30, 2007 and 2006, encompassing their nominal and actual rates, is as follows:

	Consolidated			
	30/06/07		30/06/06	
	IRPJ	CSLL	IRPJ	CSLL
Earnings before income tax and social contribution	600,216	600,216	325,049	325,049
Tax rate	25%	9%	25%	9%
Tax and social contribution calculated over the result before Income tax and social contribution	(150,054)	(54,019)	(81,262)	(29,254)
Temporary and permanent differences				
Depreciation of re-evaluated assets	(12,486)	(4,495)	(12,270)	(4,417)
Effects of the Plano Verão monetary stability plan (excluding depreciation and writing off of fixed assets)	875	315	857	309
Provisions for losses, contingencies and others	10,412	3,851	5,537	2,087
Others	(5,515)	(1,747)	447	170
Income tax and social contribution debits at the end of each half year	(156,768)	(56,095)	(86,691)	(31,105)
Offsetting of tax losses/negative calculation basis	47,706	16,992	23,017	8,193
Realization of deferred income tax and social contribution assets/liabilities	12,486	4,495	-	-
Deferred income tax and social contribution registered over inter-temporary differences	(10,276)	(3,708)	-	-
Deferred income tax and social contribution registered over tax losses/negative calculation basis	7,685	6,254	-	-
Workers' Meal Program	195	-	142	-
Others	(1,697)	(651)	35	-
Expenses in each half year	(100,669)	(32,713)	(63,497)	(22,912)

	Parent Company			
	30/06/07		30/06/06	
	IRPJ	CSLL	IRPJ	CSLL
Earnings before Income Tax and Social Contribution	599,455	599,455	324,051	324,051
Tax Rate	25%	9%	25%	9%
Tax and Social Contribution on earnings before Income Tax and Social Contribution	(149,864)	(53,951)	(81,013)	(29,165)
Temporary and Permanent differences				
Equity Income	5,907	2,126	941	339
Depreciation of re-evaluated assets	(12,486)	(4,495)	(12,270)	(4,417)
Effects of Plano Verão monetary stability plan (excluding depreciation and writing off of fixed assets)	875	315	857	309
Provisions for losses, contingencies and others	10,102	3,637	1,308	471
Other	(3,229)	(955)	342	124
Income Tax and Social Contribution debit at the end of each half year	(148,695)	(53,323)	(89,835)	(32,339)
Offsetting of tax losses/negative tax basis	44,609	15,997	26,951	9,702
Realization of deferred income tax and social contribution assets/liabilities	12,486	4,495	-	-
Deferred income tax and social contribution registered over inter-temporary differences	(10,090)	(3,632)	-	-
Deferred income tax and social contribution registered over tax losses/negative calculation basis	7,685	6,254	-	-
Workers´ Meal Program	118	-	125	-
Other	(1,682)	(632)	11	-
Expenses for each half year	(95,569)	(30,841)	(62,748)	(22,637)

The composition of current and deferred income tax and social contribution in the result for the half year periods ended June 30, 2007 and 2006 is as follows:

	Consolidated		Parent Company	
	30/06/07	30/06/06	30/06/07	30/06/06
Income Tax and Social Contribution				
Current	(150,318)	(86,409)	(143,608)	(85,385)
Deferred	16,936	-	17,198	-
Expense	(133,382)	(86,409)	(126,410)	(85,385)

5 Court deposits

On June 30 and March 31, 2007, the Company had filed lawsuits questioning legal aspects related to specific taxes, for which it had court deposits (See Explanatory Note 11) and to a portion of the contingencies (See Explanatory Note 12).

	Consolidated		Parent Company	
	30/06/07	31/03/07	30/06/07	31/03/07
Tax and social security lawsuits	90,037	94,055	87,715	91,739
Labor and civil lawsuits	1,823	1,563	1,201	936
	91,860	95,618	88,916	92,675

6 Investments

(a) Below is the information on investees:

	Acesita Export and Trade		Acesita Centros de Serviços Ltda		Acesita Serviços, Com., Ind e Part. Ltda		Acesita International Ltd.		Acesita Holding BV
	30/06/07	31/03/07	30/06/07	31/03/07	30/06/07	31/03/07	30/06/07	31/03/07	30/06/07
Capital Stock	96	103	13,187	6,162	204,272	161,422	13,965	14,865	386
Quantity of shares owned (in thousands)	0.1	0.1	-	6,162	204,272	161,422	7,250	7,250	1,500
Shareholders´ Equity	1,884	1,961	9,365	1,728	286,941	258,163	(35,045)	(36,399)	386
Equity interest at the end of fiscal period - %	100	100	-	100	100	100	100	100	100
Stake in Shareholders´ Equity	1,884	1,961	-	1,728	286,941	258,163	(35,045)	(36,399)	386
Other information on investees									
Net Profit (Loss) -	183	150	287	287	24,987	13,195	(2,232)	(1,470)	-
Reconciliation with equity income result									
Unearned income and foreign exchange difference	(187)	(77)	-	-	(1,644)	(979)	3,608	1,493	-
	(4)	73	287	287	23,343	12,216	1,376	23	-

The summary of investment activities in the quarter and half year ended June 30, 2007, is as follows:

	In subsidiary companies			
	Acesita Centros de Serviços Ltda	Acesita Serviços, Com., Ind. e Part. Ltda	In other companies and other Investments	Total
Balances on March 31, 2007	1,728	253,677	4,969	260,374
Equity Income	-	11,127	(77)	11.050
Advance for future capital increase	-	16,975	-	16.975
Write- off	(1,728)	-	-	(1.728)
Payment of capital	-	-	386	386
Balances on June 30, 2007	-	281,779	5,278	287,057

	In subsidiary companies			
	Acesita Centros de Serviços Ltda	Acesita Serviços, Com,, Ind, e Part, Ltda	In other companies and other Investments	Total
Balances on December 31, 2006	1,441	231,743	4,896	238,080
Equity Income	287	23,343	(4)	23.626
Advance for future capital increase		26,693	-	26.693
Write- off	(1,728)	-	-	(1.728)
Payment of capital	-	-	386	386
Balances on June 30, 2007	-	281,779	5,278	287,057

(b) On June 30, 2007, subsidiary company Acesita International Ltd. announced negative shareholders' equity equivalent to R$35,045 (equivalent to R$36,399 on March 31, 2007). Such value is accounted for under Other Long-Term Liabilities which, in the first half of 2007, was written off from the provision of R$1,376 (reversion of R$985 in the first half of 2006); this amount being accounted for under equity income .

(c) Subsidiary companies directly or indirectly controlled by the Company are not listed on stock exchanges.

(d) Equity income is as follows:

	Consolidated		Parent Company	
	30/06/07	30/06/06	30/06/07	30/06/06
Evaluated by Equity Income				
Acesita Serviços, Com., Ind. e Participações Ltda.	-	-	23,343	3,201
Acesita International Ltd.	-	-	1,376	985
Acesita Centros de Serviços Ltda.	-	-	287	185
Acesita Export and Trade	-	-	(4)	376
	-	-	25,002	4,747
Evaluated at cost (dividends and interest on own capital received)				
Aços Villares S.A.	1,452	893	1,452	893
	1,452	893	26,454	5,640

(e) Investments in other companies are registered at the cost of acquisition. This account is substantially comprised of direct shareholding interest in the company Aços Villares S.A. , corresponding to 4.41% of this company's voting capital.

7 Related parties

Main balances and transactions with related companies

	ASSETS			LIABILITES		
	Credits with subsidiary companies	Accounts receivable and other balances	Total	Liabilities with subsidiary companies	Suppliers abroad, credit facilities and other balances	Total
Grupo Arcelor Mittal	-	1,295	1,295	-	2,878	2,878
Acesita Serviços, Comércio, Indústria e Participações Ltda.	-	101,441	101,441	-	768	768
Acesita International Ltd.	87,811	-	87,811	3,835	-	3,835
Acesita Energética Ltda.	-	-	-	-	1,828	1,828
Preservar Madeira Reflorestada	-	-	-	-	271	271
Acesita Argentina S.A.	-	-	-	-	860	860
Acesita Centros de Serviços Ltda.	985	543	1,528	-	1,042	1,042
Inox Tubos S.A.	-	3,045	3,045	-	462	462
Total – June 30, 2007	88,796	106,324	195,120	3,835	8,109	11,944
Total – March 31, 2007	92,926	97,174	190,100	4,082	8,692	12,774

	Half Year Results				
	Revenues				
	Sales	Financial and foreign exchange variation	Total	Financial expenses. foreign exchange variation and other	Purchases
Grupo Arcelor Mittal	9,829	-	9,829	11,584	31,594
Acesita Serviços, Comércio, Indústria e Participações Ltda.	190,720	-	190,720	-	8,712
Acesita International Ltd.	-	-	-	9,476	-
Acesita Energética Ltda.	-	-	-	-	36,533
Preservar Madeira Reflorestada	-	-	-	-	2,215
Acesita Centros de Serviços Ltda.	-	7	7	-	6,081
Inox Tubos S.A.	148,457	-	148,457	-	3,317
Total – half year ended 30/06/2007	349,006	7	349,013	21,060	88,452
Total – half year ended 30/06/2006	303,213	14,715	317,928	29,318	50,017

Transactions with related parties were conducted under conditions considered by the Management as being compatible with market conditions. Interest rates and terms for loan agreement with subsidiary companies are agreed upon individually, interest rate corresponding to Libor + 3% a year, in addition to the foreign exchange variation . Sales are carried out at prices compatible with those charged from uncommitted clients, taking into consideration the sales volume and other commercial aspects.

8 Property, plant and equipment

	Consolidated				Parent Company				
	30/06/07			31/03/07	30/06/07			31/03/07	Average
	Cost	Depreciation	Net	Net	Cost	Depreciation	Net	Net	Rate
In operation									
Buildings and facilities	877,344	(302,208)	575,136	587,584	835,607	(290,031)	545,576	557,331	15
Industrial equipment and distribution systems	2,463,501	(1,018,612)	1,444,889	1,450,048	2,408,474	(992,964)	1,415,510	1,427,246	15
Furniture, utensils and instruments	45,232	(27,148)	18,084	17,972	41,116	(24,510)	16,606	15,609	10
Vehicles	3,287	(2,426)	861	804	2,540	(1,875)	665	734	5
Hardware	19,966	(8,209)	11,757	11,561	16,244	(6,939)	9,305	9,652	5
Reforesting	243,204	(138,759)	104,445	106,880	434	-	434	434	(*)
Other	16,124	(5,556)	10,568	9,480	10,691	(4,804)	5,887	6,017	13
	3,668,658	(1,502,918)	2,165,740	2,184,329	3,315,106	(1,321,123)	1,993,983	2,017,223	
Land	9,019	-	9,019	9,033	6,308	-	6,308	6,322	
Advances to suppliers	15,782	-	15,782	16,923	15,315	-	15,315	16,454	
Construction work in course	133,069	-	133,069	85,998	113,805	-	113,805	75,196	
Imports in course	247	-	247	7,217	225	-	225	7,217	
	158,117	-	158,117	119,171	135,653	-	135,653	105,189	
	3,826,775	(1,502,918)	2,323,857	2,303,500	3,450,759	(1,321,123)	2,129,636	2,122,412	

(*) For reason of depleted area.

On June 30, 2007, the revaluation balance accounted for under Property, Plant and Equipment corresponds to R$1,021,270 (R$1,046,613 on March 31, 2007) reflecting the revaluations conducted in 1999, 2001 and 2005. The effect on the Company's income for the quarter and half-year ended June 30, 2007, resulting from the depreciation of the re-evaluated balance, is a net of tax expense in the amount of R$16,727 and R$32,963 respectively (R$16,212 and R$32,393, respectively, on June 30, 2006).

On June 30, 2007, the Company owned land, building and equipment given as collateral, mainly for financing, in the amount of R$652,039 (R$672,210 on March 31, 2007).

9 Financing

	Average annual weighted interest rate and commissions (%)		Consolidated		Parent Company	
	30/06/07	31/03/07	30/06/07	31/03/07	30/06/07	31/03/07
Parent Company (a)						
Prepayment	9.77	9.94	148,821	175,907	148,821	175,907
Financing of property, plant and equipment	8.17	5.67	43,940	54,438	43,940	54,438
Nickel Hedge		(b)	-	18,519	-	18,519
			192,761	248,864	192,761	248,864
Domestic Curren						
Financing of property, plant and equipments	9.39	10.53	169,938	176,210	166,950	174,495
Working Capital and other	11.89	13.44	6,810	4,279	220	465
			176,748	180,489	167,170	174,960
			369,509	427,353	359,931	421,824
Current			(106,876)	(147,337)	(99,712)	(142,797)
Non-Current			262,633	280,016	260,219	279,027

(a) Substantially in US dollars.
(b) Hedge operations – Price of ton of nickel at the end of each month (See Explanatory Note 15)

Financing is subject to foreign exchange variation or monetary adjustment according to official indexes or rates and are partially secured by equipment (See Explanatory Note 08).

Financing of Company's property, plant and equipment includes direct on-lending from the Banco Nacional de Desenvolvimento Econômico e Social – BNDES (the National Bank for Social and Economic Development) in the amount of R$165,206 on June 30, 2007 (R$123,752 on March 31, 2007) and indirect on-lending contracts of the BNDES in the amount of R$17,111 on June 30, 2007 and R$45,647 on March 31, 2007.

Guarantees

- All prepaid foreign exchange contracts are secured by promissory notes in the total value of the operation in foreign currency.

- The BNDES direct on-lending contracts are secured by letter of guarantee. The BNDES indirect on-lending contracts are secured by property in the minimum value corresponding to 130% of the outstanding balance of each contract.

Covenants

- The Company is party to loan and financing agreements which include covenants linked to the maintenance of debt indexes, financial expense volume, and cash generation, which were complied with on June 30, 2007.

The portion classified as non-current is comprised as follows, per year of maturity:

	Consolidated		Parent Company	
YEARS	**30/06/07**	**31/03/07**	**30/06/07**	**31/03/07**
2008	21,980	34,076	21,587	34,041
2009	89,287	92,154	88,499	92,154
2010	58,180	59,547	57,445	59,501
2011	43,059	43,828	42,596	42,976
2012	25,964	26,109	25,929	26,053
2013	23,965	24,092	23,965	24,092
2014	198	210	198	210
TOTAL	262,633	280,016	260,219	279,027

10 Taxes and contributions - liabilities

	Consolidated		Parent Company	
	30/06/07	31/03/07	30/06/07	31/03/07
Deferred Income Tax and Social Contribution	388,962	395,753	347,232	355,849
Income Tax withheld at source	3,269	3,531	3,043	3,297
IRPJ and CSLL payable	143,883	70,229	141,223	68,435
ICMS and IPI	30,658	22,555	29,249	20,879
Other	21,310	4,863	19,157	3,182
	588,082	496,931	539,904	451,642
Current	(233,082)	(134,635)	(226,634)	(129,250)
Non-Current	355,000	362,296	313,270	322,392

The balance of the deferred income tax and social contribution refers mainly to taxes on the revaluation reserves, the realization of which will occur through the depreciation or writing off the re-evaluated assets.

11 Taxes and contributions deposited into court

	Consolidated		Parent Company	
	30/06/07	31/03/07	30/06/07	31/03/07
Income Tax	16,597	16,481	16,179	16,063
Social Contribution	2,375	2,352	2,249	2,226
INSS (Government-run pension system) of self-employed parties	1,355	1,529	1,289	1,289
Other	1,529	1,349	538	532
	21,856	21,711	20,255	20,110

Taxes and contributions deposited into court for the quarter ended June 30, 2007:

	Consolidated	Parent Company
Balance on March 31, 2007	21,711	20,110
Additions (including monetary variations)	145	145
Write-offs	-	-
Balance on June 30, 2007	21,856	20,255

These suits involve the following main issues:

- Income Tax and Social Contribution on Profits – Refers to the difference, deposited into court, between the offsetting of taxable income against accumulated losses adjusted by the inflationary effects of the Plano Verão monetary stability plan, without the 30% limit, and the criteria defined by the tax legislation in force, now being questioned. In 2004, regardless of the lawsuit in course, the Company decided to pay the taxes and contributions directly to the coffers of the Federal Government, related to the Income Tax and the Social Contribution calculated for the current fiscal period, instead of paying such taxes and contributions via court deposit. Court deposit referring to that lawsuit amounted to R$29,027 on June 30, 2007 (R$28,741 on March 31, 2007).

  After several legal proceedings, the decision of the Higher Court of Justice/STJ was handed down in July 2005, upholding definitively the right of the Company to use the 51.73% index to recover the inflationary effects of January and February 1989, arising from the Plano Verão monetary stability plan. In this respect, on August 18, 2005, the court decision became final and unappealable and the court records were forwarded on August 29, 2005 to another court, namely the Federal Supreme Court/STF, at which the Company still had an appeal in course. Considering the final and unappealable decision handed down by the Higher Court of Justice/ STJ, and in the absence of any further appeal filed by the Federal Government, in September 2005 the Company filed, with the STF, its voluntary discontinuance of the appeal it had filed at the STF, and reverted the provision that had been constituted at that time to the result of the quarter ended on September 30, 2005. The proceedings to release the court deposit, in the approximate amount of R$38,455 (R$38,305 on March 31, 2007) are in course.

<u>Other issues involving taxes and contributions in court</u>

Law 9.718/98 – Discontinuance of legal claim – In November 2002, the Company filed a request at the proper court, asking discontinuance of the proceeding related to the increase of the calculation basis of the PIS and COFINS taxes in addition to increasing the rate of the COFINS tax, introduced by Law 9.718/98, because the Company felt, at that time, that the related decision would be unfavorable to it, which would confront the previously created provision with the balance of the existing court deposit. The request was confirmed in August 2003.

In November 2005, the increase in the calculation basis of the PIS and COFINS taxes, established in Law 9.718/98, was deemed unconstitutional by the Federal Supreme Court. Because of this decision, the Company immediately filed a discontinuance action with the objective of disregarding the final and unappealable decision previously referred to.

In February 2006, a court order was issued for the partial appraisal of the amounts deposited in court. The amounts appraised and credited to the Company, in the amount of R$9,441, differ from those calculate by the Company, which amount to R$13,582. In view of this discrepancy, the Company's legal counsels have already taken the necessary measures with the Judge deciding on the case and with the Caixa Econômica Federal (the Federal Government's Savings Bank) to protect the right of the Company to the respective remaining asset.

12 Provision for contingencies

The Company and its subsidiary companies are party to lawsuits and administrative proceedings at various courts and government entities, arising from the normal course of its activities, involving tax, labor and civil issues.

The Management, based on the information of its legal counsels, on the analysis of pending legal claims and, in regard to labor claims, based on previous experiences referring to the amounts being claimed, created provisions in the amounts considered to be sufficient to cover losses evaluated as likely to happen in view of the proceedings in course. The provisions are as follows:

	Consolidated		Parent Company	
	30/06/07	31/03/07	30/06/07	31/03/07
Tax and social security risks	48,621	47,180	48,198	46,808
Labor risks	59,684	60,265	58,469	58,064
Civil risks	19,988	19,471	18,168	17,651
Total	128,293	126,916	124,835	122,523

The turnover of the provisions for contingencies in the quarter ended June 30, 2007, was as follows:

	Consolidated			
	Tax and social security	Labor	Civil	Total
Balance on March 31, 2007	47,180	60,265	19,471	126,916
Additions	176	831	3,246	4,253
Write-offs	(125)	(1,561)	(2,828)	(4,514)
Monetary variations	1,390	149	99	1,638
Tranferências	-	-	-	-
Balance on June 30, 2007	48,621	59,684	19,988	128,293

	Parent Company			
	Tax and social security	Labor	Civil	Total
Balance on March 31, 2007	46,808	58,064	17,651	122,523
Additions	-	831	3,246	4,077
Write-offs	-	(575)	(2,828)	(3,403)
Monetary variations	1,390	149	99	1,638
Tranferências	-	-	-	-
Balance on June 30, 2007	48,198	58,469	18,168	124,835

These provisions are related to the main issues referred to below:

Tax and social security risks

- Social Contribution on Net Income/CSLL – Refers to the litigation on the value of the legal fees on the loss of suit referring to social contribution already ended, estimated at R$4,196 (R$4,075 on March 31, 2007).

- Tax on Goods and Services/ICMS – Refers mainly to the provision to cover the defense of the Company in several suits filed by state tax authorities involving litigation on the use of credits on products considered as being intermediary products by the Company and understood as being consumer products by the state tax authorities, and issues involving ICMS joint liability in transactions between the Company and its suppliers. On June 30, 2007, the referred provision amounted to R$30,858 (R$29,015 on March 31, 2007).

- National Institute of Social Security/INSS – Refers to the provision to cover notices from the INSS referring to the decision on the litigation relating to the payment of social security contributions on services provided by third parties. On June 30, 2007, the referred provision amounted to R$2,993 (R$2,906 on March 31, 2007).

- Other tax issues – Refers basically to provisions to cover the decision on litigation on mandatory fees, the increase of public utility rates and the like; this provision amounts to R$10,151 (R$10,812 on March 31, 2007).

Labor risks

- The Company is a defendant in several labor claims, including pain and suffering, property damage and disfiguring damage. The provision to cover possible unfavorable decisions was created individually, considering the prognosis of the Company's legal counsels that the decisions would not be favorable to the Company. Included in these claims is a provision to cover the decision on the litigation involving the break during working hours for rest and meals, such provision in the amount of R$47,516.

Civil risks

- The Company is defending itself in several proceedings of a civil nature, including pain and suffering, property damage, disfiguring damage, real estate and ownership issues, among others.

The Company is also a defendant in other lawsuits, estimated at R$174,818 (R$170,476 on March 31, 2007) as detailed in the table below:

	Consolidated		Parent Company	
	30/06/07	31/03/07	30/06/07	31/03/07
Tax and social security risks	149,872	145,896	148,410	144,129
Labor risks	5,151	4,976	5,050	4,976
Civil risks	23,725	22,964	21,358	21,371
Total	178,748	173,836	174,818	170,476

Based on the opinion of its legal counsels, whose prognosis of the outcome is that there is a possible risk, the Company does not create provisions for these lawsuits. The tax and social security lawsuits mostly refer to issues involving the ICMS and the INSS.

Among the referred lawsuits, the most important ones are related to official notices, by the National Social Security Institute/INSS, referring to the failure to pay the additional SAT on activities subject to special employee retirement in the estimated amount of R$29,664 (R$28,808 on March 31, 2007).

In 2005 third quarter, a class action suit, in the amount of R$ 55,000 was filed against the Company and the City Government of Timóteo, the municipal region where the Company's facilities (the mill) are located. The suit questions the value of the Municipal Real Estate Tax/IPTU negotiated between the Company and that municipal region. Based on the widely favorable opinion of its legal counsels as to the outcome of this suit (remote risk), the Management of the Company did not create a provision for this lawsuit.

In addition, the Company has discussed and has been successful in suits filed by the Finance Secretary of the State of Minas Gerais, where the issue being questioned is the ICMS levied on the exports of products considered by state tax authorities as being semi-finished products and which amount to approximately R$150,000. In view of the opinion of its legal counsels as to the favorable outcome of these suits (remote risk), from the time the Company received the Tax Assessment Notice, corroborated by successive favorable decisions for the Company handed down by several courts, and especially in view of the recent and widely publicized decision of the Higher Court of Justice/ STJ, confirming judgment on grounds of res judicata in favor of the Company, the Management decided not to create a provision for these suits.

In December 2005, the Company received a Tax Assessment Notice in the total amount of R$295,105 (updated to June 30, 2007), which materially questions the tax proceeding of the PIS and of the Social Contribution for the tax for social security financing (COFINS) on foreign exchange variation. In January 2006, the Company filed a challenge with the Federal Tax Authorities against the Tax Assessment Notice. The related decision is still to be handed down. Based on the opinion of its legal counsels, the Company deems the outcome as probably being favorable to it (remote risk) and therefore did not create provision.

On June 30, 2007, the inventory of finished products in the amount of approximately R$43,899 (same amount on March 31, 2007), were given as guarantee of administrative proceedings and lawsuits in course.

13 Shareholders' equity

The changes in the quarter ended June 30, 2007 are as follows:

	31/03/07	Quarter Results	Realization of revaluation reserve	30/06/07
Capital Stock	1,251,921	-	-	1,251,921
Capital reserves	3,948	-	-	3,948
Revaluation reserves	690,764	-	(16,726)	674,038
Revenue reserves				
Statutory reserve	85,771	-	-	85,771
Treasury stock	(3,937)	-	-	(3,937)
Investment and working capital	701,974	-	-	701,974
	783,808	-	-	783,808
Retained earnings reserve	16,237	-	16,726	32,963
Net Profit in the period	224,504	248,541	-	473,045
Total Shareholders' Equity	2,971,182	248,541	-	3,219,723

The General Shareholders' Meeting held on April 25, 2007 approved the allocation of the net profit of fiscal 2006, including the proposed dividends, which were allotted in the financial statements for the fiscal period ended December 31, 2006.

In relation to the information included in the financial statements of December 31, 2006, there were no changes this quarter in the Company's policy for creating reserves and distributing dividends.

14 Pension plan

The Company and its subsidiary company Acesita Energética Ltda. maintain two pension plans for their employees - Acesita Previdência Privada - ACEPREV and Plano de Seguridade Acesita (former CCF Fundo de Pensão pension fund under the management of HSBC Fundo de Pensão pension fund), both combined, or variable contribution, plans, as defined by the Secretary of Complementary Social Security (part defined contribution and part defined benefit), the main objective of which is to complement the benefits of the government social security plan.

An appraisal of the actuarial assets and liabilities of the social security plans, in compliance with CVM Resolution 371/2000 is conducted annually by the Company on December 31, the base date.

15 Financial instruments

The Company and its subsidiaries have financial instruments inherent in its operations represented basically by cash and cash equivalents, investments, financing and hedge operations. The Company maintains operating strategies and policies with the purpose of obtaining liquidity, profitability and protection. The Company also has procedures that monitor balances and has conducted business with banks that meet the requisites of financial soundness and reliability, according to defined management criteria. The control policy consists of the permanent monitoring of contracted rates in comparison to current market rates.

The net exposure of the Company and its subsidiaries to the risk of foreign exchange rate fluctuations is shown below:

	Book Value	
	Consolidated	Parent Company
Current assets	23,803	-
Accounts receivable and other assets	342,639	421,777
Suppliers and other accounts payable	(232,580)	(267,407)
Financing	(192,762)	(192,762)
Net exposure on June 30, 2007	(58,900)	(38,392)
Net exposure on March 31, 2007	(61,726)	(39,967)

On June 30, 2007, the financial instruments, considering the portions of the short and long-term maturities, whose accounting balances substantially differ from market values are as follows:

	Consolidated		Parent Company	
	Accounting balance	Market value	Accounting balance	Market value
Assets				
Investments in other companies and other Investments	3,056	126,402	3,008	126,354
Liabilities				
Financing	369,509	376,079	359,931	366,501

The Investments in Other Companies and Other Investments account is comprised mostly of investments in the company Aços Villares S.A., which was accounted for in the Company for the amount of R$3,000 on June 30, 2007. The market value of these shares was R$126,346 on June 30, 2007 (R$101,657 on March31, 2007).

No estimate was made of the market value of investments in privately-held companies because there is no active market for the trading of such companies.

The market value of borrowings and financing was calculated by using current interest rates available for transactions with similar conditions and maturities.

The market values are calculated at a specific time, based on available information and own evaluation methodologies. The estimates do not necessarily indicate that they can be realized in the market at the adopted rates/quotes.

The use of different market information and/or evaluation methodologies may have an important effect on the amount of the estimated market value.

In addition, the Company is subject to credit risk in relation to its cash and cash equivalents, financial investments and derivatives operations. This risk is minimized by centralizing the Company's financial transactions at institutions with good rating. In spite of this analysis, the Company has a financial investment balance at a bank institution in which intervention was decreed by the Central Bank of Brazil in November 2004. The Company created a provision for losses corresponding to the total value of the balance, equivalent to R$8,631. The Company does not have a collateral agreement for financial instruments. The credit risks arising from credit sales are minimized by constant monitoring and conservative credit granting policy. In general, no guarantee is required for credit sales. The Company has provisions for possible loan losses related to credit that the Management considers as being difficult to recover.

Furthermore, the Company is subject to risk arising from price fluctuations of nickel, the main raw material used in the production of stainless steel of the 3XX line. The price of nickel is defined every day on the London Metal Exchange/LME.

To minimize the risk arising from variations in the price of nickel between the time when the reference price of the purchased raw material is established and the time when the reference price applied to the raw material contained in the finished product is passed on to clients, the Company calculates every month the amount of nickel exposed to the fluctuations of the international market and thus hedges the transactions by availing itself of financial derivatives instruments on the LME.

The open nickel hedge contracts on June 30, 2007, were as follows:

Date of Contract	Expiration Date	Quantity (in tons)	Revenues (Expense) accounted for in the Company´s income
25/05/2007	02/07/2007	500	5,019
08/06/2007	05/10/2007	498	5,981
11/06/2007	07/09/2007	150	2,014
11/06/2007	05/10/2007	252	3,342
13/06/2007	07/09/2007	222	1,784
19/06/2007	07/09/2007	456	2,355
(=) pro-rata income from open contracts (*)			20,495
(+) Expenses from contracts that expired in the half year ended 30/06/07			(28,061)
(=) Expenses accounted for in the half year ended 30/06/07			(7,566)

(*) Revenues accounted for in the quarter ended 30/06/07 .

On June 30, 2007, there is a credit balance (asset) in the amount of R$20,495, net of amortizations already carried out.

16 Complementary information

(a) Statement of cash flows

As additional information, the Company presents the statement of cash flows prepared according to NPC 20 – Statement of cash flows, issued by IBRACON - Instituto de Auditores Independentes do Brasil (the Brazilian Institute of Independent Auditors).

	Consolidated			
	2nd Quarter		1st Half Year	
	2007	2006	2007	2006
CASH FLOW OF OPERATING ACTIVITIES				
Net income for the quarter/half year	248,008	112,959	466,534	238,64
Adjustments for reconciliation of income to cash and cash equivalents from operating activities:				
Depreciations, amortizations and depletion	55,729	48,606	106,384	92,202
Income from sales/writing off of fixed assets	-	(114)	(320)	(5,219)
Creation (reversion) of provisions	(15,405)	23,608	7,477	29,284
Net financial, including monetary and foreign exchange variations and interest rates	(7,664)	22,728	(3,691)	2,170
	280,668	207,787	576,684	357,077
(Increase) Decrease in assets				
Accounts receivable	(102,651)	(10,751)	(220,456)	(8,654)
Inventory	(51,751)	(5,993)	(169,544)	50,846
Taxes and contributions (short and long-term)	(57,708)	(38,394)	(87,483)	(40,750)
Securities receivable	(119)	10,699	11,750	23,688
Court Deposits	(273)	(8,979)	(494)	955
Other	7,669	9,787	18,717	12,596
	(204,833)	(43,631)	(447,510)	38,681
Increase (Decrease) in liabilities				
Suppliers	(31,859)	(13,941)	(1,360)	(90,922)
Salaries and social charges	6,310	(12,533)	(16,821)	(15,683)
Taxes and contributions	88,835	52,313	154,093	87,360
Other	23,415	8,011	4,278	16,572
	86,701	33,850	140,190	(2,673)
Net flow from operating activities	162,536	198,006	269,364	393,085
CASH FLOW FROM INVESTMENT ACTIVITIES				
Purchase of property, plant and equipment	(56,528)	(42,458)	(100,616)	(88,628)
Proceeds from the sale of property, plant and equipment and assets allocated for sale	1,357	1,072	1,832	11,075
Net flow invested	(55,171)	(41,386)	(98,784)	(77,553)
Cash Flow from financing activities				
Borrowings and financing – foreign currency				
Fund raising	-	372	-	372
Amortizations	(44,586)	(83,866)	(130,538)	(186,869)
Borrowings and financing – domestic currency				
Fund raising	4,120	1,425	8,612	4,222
Amortizations	(11,061)	(25,124)	(23,880)	(42,287)
Payment of interest on Equity and dividends	(97,782)	(79,353)	(120,091)	(79,353)
Net flow invested in financing activities	(149,309)	(186,546)	(265,897)	(303,915)
CASH FLOW GENERATED (INVESTED) IN THE QUARTER/HALF YEAR	(41,944)	(29,926)	(95,317)	11,617
	2007	2006	2007	2006
Increase (Decrease) in cash and cash equivalents				
At the beginning of the quarter/half year	504,495	425,608	557,868	384,065
At the end of the quarter/half year	462,551	395,682	462,551	395,682
Variation in cash and cash equivalents balance	(41,944)	(29,926)	(95,317)	11,617

	Parent Company			
	2nd Quarter		1st Half Year	
	2007	2006	2007	2006
CASH FLOW OF OPERATING ACTIVITIES				
Net Income in quarter/half year	248,541	112,821	473,045	238,666
Adjustments for reconciliation of income to cash and cash equivalents from operating activities:				
Depreciations	49,659	43,756	94,233	82,107
Income from sales/writing off of fixed assets	135	(28)	(397)	(5,172)
Equity Income	(12,405)	(3,428)	(25,002)	(4,747)
Creation (reversion) of provisions	(16,438)	23,762	7,124	29,471
Net financial, including monetary and foreign exchange variations and interest rates	(3,920)	21,319	2,403	6,045
	265,572	198,202	551,406	346,370
(Increase) Decrease in assets				
Accounts receivable	(106,711)	9,694	(208,271)	178
Inventory	(41,554)	1,835	(160,200)	54,853
Taxes and contributions (short and long-term)	(53,261)	(45,200)	(77,929)	(47,035)
Securities receivable	(174)	11,025	11,790	23,688
Court Deposits	(273)	(8,950)	(501)	491
Other	5,779	2,794	17,692	4,199
	(196,194)	(28,802)	(417,419)	36,374
Increase (Decrease) in liabilities				
Suppliers	(34,565)	(13,269)	(1,769)	(89,338)
Salaries and social charges	6,058	2,617	(17,209)	(1,816)
Taxes and contributions	87,421	50,219	150,359	84,421
Other	21,111	2,047	(1,605)	12,104
	80,025	41,614	129,776	5,371
Net flow from operating activities	149,403	211,014	263,763	388,115
CASH FLOW FROM INVESTMENT ACTIVITIES				
Purchase of property, plant and equipment	(45,450)	(16,548)	(77,556)	(48,416)
Advance for future capital increase in investees	(7,923)	(15,612)	(17,641)	(22,312)
Proceeds from sale of property, plant and equipment and assets allocated for sale	138	28	743	9,031
Net flow Invested	(53,235)	(32,132)	(94,454)	(61,697)
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings and financing – foreign currency				
Fund raising	-	372	-	372
Amortizations	(44,586)	(83,867)	(130,538)	(186,870)
Borrowings and financing – domestic currency				
Fund raising	-	1,125	246	2,684
Amortizations	(10,976)	(24,820)	(23,435)	(35,374)
Payment of interest on Equity and dividends	(97,782)	(79,353)	(120,091)	(79,353)
Net flow Invested in financing activities	(153,344)	(186,543)	(273,818)	(298,541)
CASH FLOW GENERATED (INVESTED) IN THE QUARTER/HALF YEAR	(57,176)	(7,661)	(104,509)	27,877
	2007	2006	2007	2006
Increase (Decrease) in cash and cash equivalents				
At the beginning of the quarter/half year	450,789	344,727	498,122	309,189
At the end of the quarter/half year	393,613	337,066	393,613	337,066
Variation in cash and cash equivalents balance	(57,176)	(7,661)	(104,509)	27,877

(b) Statements of Added Value

The Management hereby publishes, in compliance with Official Letter /CVM/SNC/SEP Nr. 01/06, the statement of added value, the objective of which is to demonstrate the value of the wealth generated by the Company and the distribution to the elements that contributed to the generation thereof.

All the information contained herein was obtained from the accounting records of the Company and of its subsidiaries. Re-classification of specific information contained in the traditional income statement was carried out, in view of the fact that such information was considered as statement of added value and statement of added value.

	2nd Quarter		1st Half Year	
	2007	2006	2007	2006
Revenues	1,457,583	1,004,046	2,832,239	1,895,112
Sales of products and services (net of returns and rebates)	1,460,352	1,003,541	2,834,165	1,887,456
Reversion (creation) of Provision for doubtful debts	(1,683)	(33)	(1,689)	168
Non operating	(1,086)	538	(237)	7,488
Acquired Inputs	(929,928)	(650,109)	(1,839,301)	(1,258,446)
Raw materials	(740,249)	(427,163)	1,420,402)	(839,754)
Materials, energy, third party services and others	(189,679)	(222,946)	(418,899)	(418,692)
Gross Added Value	527,655	353,937	992,938	636,666
Retentions				
Depreciation, Amortization and depletion	(55,729)	(48,606)	(106,384)	(92,202)
Net added value produced by the company	471,926	305,331	886,554	544,464
Added value received as transfer	30,970	16,272	50,493	74,165
Dividends and interest on equity from other investments	1,190	893	1,452	893
Net financial income, monetary and foreign exchange variations	29,780	15,379	49,041	73,272
TOTAL ADDED VALUE TO DISTRIBUTE	502,896	321,603	937,047	618,629

	2007	%	2006	%	2007	%	2006	%
DISTRIBUTION OF ADDED VALUE:								
EMPLOYEES								
Salaries, charges	54,851	10.91%	55,061	17.12%	115,244	12.30%	108,776	17.58%
Fees, Executive Board charges	2,032	0.40%	1,490	0.46%	3.916	0.42%	2,814	0.45%
	56,883	11.31%	56,551	17,58%	119,160	12,72%	111,590	18,04%
TAXES								
Federal	153,607	30.54%	108,279	33.67%	273,733	29.20%	193,362	31.26%
State	27,488	5.47%	16,258	5.06%	41,863	4.47%	26,344	4.26%
Local	2,753	0.55%	2,868	0.89%	5,862	0.63%	5,687	0.92%
Less: Tax Incentives	(133)	(0.03%)	(73)	(0.02%)	(197)	(0.02%)	(137)	(0.02%)
	183,716	36.53%	127,332	39.60%	321,261	34.28%	225,256	36.41%
INTEREST	12,022	2.39%	22,161	6.89%	26,304	2.81%	39,354	6.36%
LEASES	2,268	0.45%	2,600	0.81%	3,488	0.37%	3,789	0.61%
PROFIT ALLOCATION								
Retained earnings	248,006	49.32%	112,959	35.12%	466,834	49.82%	238,640	38.58%
	248,006	49.32%	112,959	35.12%	466,834	49.82%	238,640	38.58%
	502,896	100%	321,603	100%	937,047	100%	618,629	100%

	Parent Company			
	2nd Quarter		1st Half Year	
	2007	2006	2007	2006
Revenues	**1,406,166**	**974,091**	**2,734,418**	**1,832,381**
Sales of products and services (net of returns and rebates)	1,407,550	973,871	2,734,780	1,824,763
Reversion (creation) of Provision for doubtful debts	(386)	-	(388)	373
Non operating	(998)	220	26	7,245
Acquired Inputs	**(905,580)**	**(642,100)**	**(1,797,503)**	**(1,232,700)**
Raw materials	(718,697)	(425,206)	1,388,051	(826,745)
Materials, energy, third party services and others	(186,883)	(216,894)	(409,452)	(405,955)
Gross Added Value	**500,586**	**331,991**	**936,915**	**599,681**
Retentions				
Depreciation	(49,659)	(43,756)	(94,233)	(82,107)
Net added value produced by the company	**450,927**	**288,235**	**842,682**	**517,574**
Added value received as transfer	**41,234**	**15,499**	**69,690**	**72,868**
Equity Income	12,405	3,428	25,002	4,747
Dividends and interest on equity from other investments	1,190	893	1,452	893
Net financial income, monetary and foreign exchange variations	27,639	11,178	43,236	67,228
TOTAL ADDED VALUE TO DISTRIBUTE	**492,161**	**303,734**	**912,372**	**590,442**

	2007	%	2006	%	2007	%	2006	%
DISTRIBUTION OF ADDED VALUE:								
EMPLOYEES								
Salaries, charges	56,276	11.43%	52,077	17.15%	111,473	12.22%	102,870	17.42%
Fees, Executive Board charges	1,180	0.24%	906	0.30%	2,344	0.26%	1,768	0.30%
	57,456	11.67%	52,983	17.45%	113,817	12.48%	104,638	17.72%
TAXES								
Federal	146,311	29.73%	102,450	33.73%	257,563	28.23%	182,725	30.95%
State	22,770	4.63%	15,382	5.06%	34,345	3.76%	23,298	3.95%
Local	2,723	0.55%	2,841	0.94%	5,801	0.64%	5,636	0.95%
Less: Tax Incentives	(115)	(0.02%)	(61)	(0.02%)	(178)	(0.02%)	(125)	(0.02%)
	171,689	34.89%	120,612	39.71%	297,531	32.61%	211,534	35.83%
INTEREST	12,888	2.62%	15,100	4.97%	25,223	2.76%	32,293	5.47%
LEASES	1,589	0.32%	2,218	0.73%	2,756	0.30%	3,311	0.56%
PROFIT ALLOCATION								
Retained earnings	248,541	50.50%	112,821	37.14%	473,045	51.85%	238,666	40.42%
	248,541	50.50%	112,821	37.14%	473,045	51.85%	238,666	40.42%
	492,161	100%	303,734	100%	912,372	100%	590,442	100%

17 Subsequent event

On July 05, 2007, the Company's Board of Directors, under the terms of CVM Instruction 358/02, authorized the cancellation of 122,422 common shares and 105,490 preferred shares issued by Acesita, in the total amount of R$ 3,592.

PERFORMANCE

NET RESULT

Net income of R$ 248.5 million in 2Q07 and R$ 473.0 million in 1H07.

Acesita's performance in 2Q07 still reflects favorable demand and price conditions for stainless and silicon steel business, particularly in the domestic market. As a result, the Company posted a net result of R$ 248.5 million, up 10.7% from 1Q07 and 120.3% from 2Q06.

The net income posted in this period was also supported by the recording of a financial gain of R$ 11.2 million from exchange variation and inflation gains. Furthermore, the Company's reduced indebtedness and debt service mitigated the effect of net financial expenses, in the amount of R$ 2.1 million, on the results obtained in 2Q07.

Acesita's good performance in the distribution and services segment – which is one of the focal points of its strategic efforts – was also sustained by beneficial conditions in the Brazilian market and it was the primary driving force behind a gain of R$ 13.6 million posted under equity from affiliates in 2Q07.

Allowances for the payment of Income Tax and Social Contribution totaled R$ 72.1 million in 2Q07, corresponding to 22.5% of the earnings obtained. A total of R$ 1.3 million was deducted from this amount due to the recognition of a portion of deferred tax credits carried over from previous losses, negative social contribution base, and time differences.

Given the satisfactory results achieved in the first two quarters of 2007, the accumulated net income totaled R$ 473.0 million, almost twice as much as the amount posted in 1H06. Net margins were 21.9% in 2Q07 and 21.2% in 1H07.

Net Income (R$ million)


632.1
473.0
4Q
3Q
2Q
1Q
239.4
154.0
112.8
125.8
248.5
224.5
2006
2007

OPERATING PERFORMANCE

PRODUCTION AND SALES

The steel mill operated at full capacity and with stability in 2Q07. A number of maintenance projects were initiated in the Continuous Pig Casting Line towards the end of the quarter to restore its original operating conditions, coupled with initiatives to recover the capacity of equipment. The Hot Rolling Mill was equally revamped in late June to reestablish its original conditions. These works were all completed at the beginning of July with no impact on the final output because the downtimes had been planned, including efforts to stock up in order to cater to the needs of customers, as usual. Approximately 1,200 people were directly involved in these three processes.

Sales totaled 187.0 thousand tons in 2Q07, with stainless steel accounting for 95.0 thousand tons or 50.8% of this volume. In 1H07, Acesita sold 370.6 thousand tons of products, distributed as follows: 53.4% of stainless steel, 24.8% of silicon steel, 14.3% of carbon/alloyed steel, and 7.5% of solid pig iron. The Company has a differentiated industrial profile with an operational structure that allows it to adjust its product mix by shifting its focus from one type of steel to another depending on the market requirements.

The recent dramatic fluctuations of nickel prices and their impact on the prices of austenitic stainless steel (containing nickel) strengthen the general trend in the consumer market towards the use of ferritic stainless steel (not containing nickel) for better protection against the instability in nickel prices. Acesita has recorded a strong demand for this kind of steel. The Company's stainless steel sales currently consist of 51% of ferritic steels and 48% of austenitic steels while the global average demand for the former is 26%.

Sales Volume Destination by Market 2Q07


Export Market
Domestic Market 75%

Sales Volume - Quarterly ('000 tons)


196
196
193
184
187
41
28
27
25
28
48
50
44
44
48
94
95
96
103
95
2Q06
3Q06
4Q06
1Q07
2Q07
Stainless Steel
Silicon Steel
Carbon/Alloyed Steel
Others

EXPORTS

Acesita exported 46.4 thousand tons of steel in 2Q07, raising the volume of export sales in 1H07 to 102.1 thousand tons. The main destinations for its stainless steel output were Asia, Europe, and South America. Stainless steels accounted for 87.0% of the total shipments in 2Q07.

According to the Company's strategic planning, South America, where Acesita is the only producer of specialty steels, represents one of the most important markets for the Company and it is the most competitive mill in this region thanks to its proximity to the marketplace. If the Company exported more to Europe than to other South American countries in 2Q07, it was due to exceptional business opportunities in that region, which allowed it to optimize its export profit margins.

Destination of Stainless Steel Export Sales


Others
3.6%
Asia
35.9%
South
America
North/
Central
America
17.1%
Europe
13.0%
1H06
Others
6.0%
Asia
28.1%
Central
America
18.6%
Europe
27.1%
1H07

Export market

Falling nickel quotations urge distributors to sell off inventories, causing stainless steel prices to decline.

In 2Q07, the international stainless steel market began to show signs that the cyclic boom had come to an end. The euphoria observed in 2006, when demand and base prices were both on the rise, was mostly a reflection of sharp nickel price hikes.

Now that the forecasts for a decline in nickel quotations have materialized, starting in June/07, and that new stainless steel mills and/or production lines are going into operation in China, the market conditions have changed, as expected. After stocking up on stainless steel while nickel prices were escalating, distributors initiated a movement of inventory reduction.

In Europe, the apparent demand for stainless steel was sluggish. Fewer orders were placed with the steel mills as of May by end consumers and, above all, by the distributors on account of inventory adjustments. Asian producers, who had been exporting more and more, began to reduce their output of stainless steel in order to keep prices from collapsing, as demand at home and in Europe remained weak. U.S. steel makers, on the other hand, have not curbed production. Nevertheless, buyers continue to pressure for discounts on sales involving merchandise stocked up while nickel quotations were on the rise.

Domestic market

Market conditions remained favorable for Acesita in 2Q07.

Because of the heightened level of economic activity in Brazil, local conditions remained favorable throughout the period as far as demand is concerned. Acesita's domestic sales amounted to 140.6 thousand tons in 2Q07 and to 268.5 thousand tons in 1H07. These volumes represent 75.2% and 72.4% of its total sales, respectively.

A highlight in the stainless steel market is the growing demand for this product from the automotive, household appliances and, above all, capital goods industries, driven by the intense activity in the sugar/ethanol sector.

Demand for silicon steels, which are used to make electrical equipment, remains robust, reflecting the ongoing investments in this industry.

The reversal of favorable demand and price conditions already observed in the international stainless steel market has not yet made itself felt domestically. The reason is that international market conditions usually take some time to exert their full effect on the Brazilian market.

PRICES

Stainless steel prices take a downturn in the international market.

Nickel quotations remained high at the beginning of 2Q07, peaking at US$ 54,200 per metric ton on May 16, a threshold that no one believed possible a few years ago. The London Metal Exchange (LME) – the main marketplace for nickel transactions – changed the lending rules for warrants deposits in an effort to stifle speculation, which helped to reduce the quotations. Also, a renewed supply of nickel from old mines that were able to resume production due to the record-high prices contributed to change the market conditions. Although they are still far above their average historical level, nickel prices have fallen significantly since June, reaching a quotation of US$ 30,415 per metric ton on July 30, 2007.

There is a high correlation between the behavior of the global stainless steel market and the behavior of the nickel market. The reason is that the market price of austenitic stainless steel (which includes nickel in its composition) is calculated using an alloy surcharge formula, at least for a certain part of the sales. Even the base prices, without the use of alloy surcharges, were, at first, influenced by the sharp nickel price hikes observed in the previous months, mainly on account of a speculative movement among the distributors, who boosted the apparent demand for stainless steel by stocking up in order to profit from the appreciation of this metal. After that, these distributors, who anticipated a drop in nickel prices, were forced to speed up their sales and, once again, the world's stainless steel market is affected by the fluctuations in the nickel market.

Finally, the startup of new stainless steel operations in China, coupled with a global demand that is often satisfied at the expense of discounts granted for the purpose of reducing inventory levels, cooled down the market with an attendant decline in prices.

Average Nickel Prices (LME Cash)


US$/ton
60,000
50,000
40,000
30,000
20,000
10,000
14,505
16,942
12,182
14,997
17,671
21,077
26,586
30,743
36,660
41,240
46,325
52,258
41,507

Stainless Steel Price CR 304 2mm
Domestic Market - US$/t


Germany
USA
Japan
Asia
Brazil
China

Obs.: From Jun/03 on, Hong Kong prices are considered
Asia Source: CRU/Acesita

ECONOMIC AND FINANCIAL PERFORMANCE

NET OPERATING REVENUE

R$ 1,135.3 million – quarterly revenue breaks second record in 2007.

Acesita's net operating revenue in 2Q07 amounted to R$ 1,135.3 million, up 4.0% from the record high posted in the first quarter of the year. When compared to the same period in 2006, there was an improvement of 43.2%.

With regard to the stainless steel segment, the stability of the Brazilian market and the heavier weight of the alloy surcharge in stainless steel prices until May 2007 helped the Company to post satisfactory net operating revenues in 2Q07. It is worth noting that the US$ 15,050/ton drop in nickel prices that occurred between May 31 and June 29 did not have any impact on June's revenue, due to the time lag that is intrinsic in the calculation of the alloy surcharge.

As for the silicon steel business, the conditions were still favorable, with demand on the rise. This trend should remain unchanged in the medium term.

Net Operating Revenue – R$ million



3,442.4
4Q
2,227.3
3Q
920.3
1,135.3
2Q
792.8
1Q
695.9
1,092.0
2006
2007

INDUSTRIAL COSTS

Downturn in nickel quotations as of late May has not yet affected the results of 2Q07.

The Cost of Goods Sold (COGS) totaled R$ 753.4 million in 2Q07, which is only 0.7% superior to the amount registered in 1Q07. When compared to 2Q06, there was an increase of 38.2%. The behavior of this account is strongly influenced by nickel price variations because this metal alone accounted for 43.3% of the total costs in 2Q07. International nickel quotations took a downturn in late May, and this change should be reflected in the COGS as of the third quarter of the year. Part of the nickel held in stock at Acesita is covered by hedge contracts whose purpose is to protect the Company from losses if and when this metal depreciates.

On June 30, 2007, Acesita held an open position in derivative operations, exclusively aimed at hedging the Company against nickel price oscillations. The balance provisioned on that date amounted to R$ 20.5 million, as follows:

- R$ 5.0 million referring to an operation maturing on July 2, 2007, whose calculation was based on June's average price, and therefore it was known and definitive; and
- R$ 15.5 million referring to the other open operations, marked to market and based on the curves made available by LME, and therefore subject to changes due to the market behavior over the

coming months.

Other alloys – such as chromium-iron alloy, silicon-iron alloy, and molybdenum – also saw their prices rise over the last few months.

GROSS PROFIT

Over 1/3 of net revenues are converted into gross profit.

Acesita's gross profitability was 33.6% in 2Q07, when the Company posted a gross profit of R$ 381.9 million. In comparison with 2Q06 and with 1Q07, these two figures represent an increase of 54.4% and 11.2% for gross profit, and a 2.4 and 2.1 percentage points gain for the margins, respectively.

The gross profit obtained in 1H07 amounted to R$ 725.4 million, up 64.1% from 1H06, leading to a gross margin of 32.6%, which is superior to the margin registered in 1H06 by 2.9 percentage points.

Breakdown of COGS - 1H07



Iron ore
3.5%
Reductors
5.4%
Others
15.0%
Power
3.1%
Fixed asset depreciation
5.5%
Indirect operating costs
8.6%
Labor
2.1%
Other alloys
16.2%
Nickel
40.6%
Total of Alloys
56.8%

OPERATING CASH GENERATION - EBITDA

Efficient production and sales management, coupled with favorable demand and price conditions, resulted in EBITDA of R$348.6 million in 2Q07.

Acesita's operating expenses totaled R$ 82.9 million in 2Q07, down 3.0% from the same period in the previous year, when the account named "Other Operating Expenses" was burdened by the recording of an allowance for operational and administrative restructuring efforts in the amount of R$ 14.5 million. By comparison with 1Q07, they climbed 7.6% mainly on account of a R$ 4.0 million increase in administrative expenses.

The operating expenses accrued in 1H07 amounted to R$ 159.9 million, remaining virtually flat (+0.6%) when compared to the sum spent in 1H06.

The Company's satisfactory operating performance, supported by the favorable conditions in the stainless and silicon market segments and enhanced by the mill's flexibility to produce different types of steel, contributed to an improvement in operating cash generation (i.e. earnings before interest, tax, depreciation and amortization).

EBITDA totaled R$ 348.6 million in 2Q07, up 69.5% from 2Q06 and 12.1% from 1Q07, yielding an EBITDA margin of 30.7%.

The EBITDA accumulated in 1H07 have already reached the R$ 659.7 million mark, which is 80.7% superior to the performance in 1H06.


Ebitda (R$ million)
874.6
659.7
4Q
3Q
2Q
1Q
258.0
251.4
205.7
159.5
348.6
311.1
2006
2007


Ebitda Margin (%)
27.3%
28.5%
30.7%
2Q06
3Q06
4Q06
1Q07
2Q07

INDEBTEDNESS

Acesita's consolidated gross debt was R$ 370 million as at the end of June 2007, down R$ 57 million from the position on 03/31/07. This reduction is mainly due to the amortization of advances on export exchange contracts. Consequently, net financial expenses shrank by 21.2% in 2Q07 to R$ 2.1 million. Consolidated cash and cash equivalents, on the other hand, totaled R$ 463 million as at the same date.

CAPITAL EXPENDITURE

R$ 56.5 million were spent on capital investment projects.

In 2Q07, Acesita spent R$ 56.5 million mainly on equipment maintenance and improvement efforts, and on projects to expand its silicon steel production capacity and charcoal production capacity.

Capital expenditures amounted to R$ 100.6 million in the first six months of the year or 38.2% of the total sum set aside for capital investments in 2007, namely R$ 263.4 million. According to the plans for the projects under way, the heaviest disbursements will be made in the second half of the year.

CAPITAL MARKET

Stock performance

Preferred shares appreciated 25.0% in 1H07.

Acesita's preferred shares closed the 2Q07 quoted at R$ 68.26, meaning an appreciation of 25.0% in the semester. When the last 12 months are considered, they climbed 86.1% while the São Paulo Stock Exchange Index (Ibovespa) advanced 48.5% over the same period.

During the 2Q07, Acesita's preferred shares were negotiated in 100% of the trading sessions held at Bovespa, resulting in 9,632 transactions involving 3,713.3 thousand shares and a financial volume of R$ 4.2 million.

STOCK MARKET PERFORMANCE - ACES4	
Average Daily Trading Volume 2Q07 (R$ thousand)	4,243
Average Daily Trading Volume 2Q07 (shares)	59,892
Closing Price - Jun/07	68.26
Closing Price - Mar07	72.64
Closing Price - Dec/06	54.59
Closing Price - Sep/06	40.01
Closing Price - Jun/06	36.67
Stock Performance - 2Q07	-6.03%
Stock Performance - 12 months	86.15%
Ibovespa Performance - 2Q07	18.75%
Ibovespa Performance - 12 months	48.49%

ACES4 x Ibovespa
(06/30/06 = 100)



200
170
140
110
80
86,1%
48,5%
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
ACES4
Ibovespa

OUTLOOK

Bright prospects for the silicon steels segment. End of cyclic price hikes in the Brazilian stainless steel market.

Owing to the time lag between fluctuations of nickel prices and their impact on stainless steel prices, August's Alloy Surcharge will reflect the drop in the metal prices that occurred in June and July, and may come to pressure the base price even further.

Recent information shows that virtually no new orders of stainless steel have been placed with the steel mills, particularly in Asia, where producers have been forced to control their output. The fall in nickel prices led to a short-term trend towards a drop in sales by mills.

Domestically, the end of the boom may be felt more noticeably as of the third quarter. Prices in the local market tend to follow the international trend, usually with a one or two-month lag. However, demand for stainless steels should remain satisfactory as the local economy is heated and several projects are under way in many sectors, such as the orange juice, paper & pulp, and sugar & ethanol industries, one exception being the distribution segment, whose inventory levels should undergo an adjustment.

As for the silicon steels segment, the outlook remains unchanged with bright prospects for the medium term.

ITR - QUARTERLY INFORMATION

Quarterly Report (Corporation Law) 2007/2 **31/07/2007**

Index

06 – Consolidated Balance Sheet Real

06.01 –Consolidated Balance Sheet – Assets (x R$ 1000)

Code Number of Account:	Description of Account:	30/06/2007:	31/03/2007:
1	Total Assets	4,879,163	4,722,034
1.01	Current Assets	2,151,415	2,009,017
1.01.01	Cash and Cash Equivalents	462,551	504,495
1.01.01.01	Cash and Banks	83,832	69,315
1.01.01.02	Financial Investments	378,719	435,180
1.01.02	Credits	640,061	553,017
1.01.02.01	Clients	640,061	553,017
1.01.02.01.01	Foreign Market	238,516	291,949
1.01.02.01.02	Domestic Market	422,314	355,746
1.01.02.01.03	Vendor	0	(75,610)
1.01.02.01.04	Provision for credit risks	(20,769)	(19,068)
1.01.02.02	Other receivables	0	0
1.01.03	Inventories	784,206	755,384
1.01.03.01	Finished Products	205,299	199,346
1.01.03.02	Products being manufactured	270,038	274,041
1.01.03.03	Raw Materials	189,902	114,077
1.01.03.04	Products in the hands of third parties	22	87
1.01.03.05	Imports in transit	69,171	105,933
1.01.03.06	Materials for consumption and maintenance	61,298	72,427
1.01.03.07	Provision for losses	(11,524)	(10,527)
1.01.04	Others	264,597	196,121
1.01.04.01	Recoverable and deferred taxes	200,112	145,422
1.01.04.02	Deferred expenses	64,485	50,699
1.02	Non-current Assets	2,727,748	2,713,017
1.02.01	Long-Term Assets	348,658	349,742
1.02.01.01	Other Credits	324,702	325,311
1.02.01.01.01	Recoverable and deferred taxes	232,842	229,693
1.02.01.01.02	Court Deposits	91,860	95,618
1.02.01.02	Credits with Associated Entities	0	0
1.02.01.02.01	With Affiliated and Related Entities	0	0
1.02.01.02.02	With subsidiaries	0	0
1.02.01.02.03	With Other Associated Entities	0	0
1.02.01.03	Others	23,956	24,431
1.02.01.03.01	Restructuring Assets	9,716	9,930
1.02.01.03.02	Others	14,240	14,501

1.02.02	Fixed Assets	2,379,090	2,363,275
1.02.02.01	Investments	3,056	3,056
1.02.02.01.01	Interest in Affiliated/Associated Companies	0	0
1.02.02.01.02	Interest in Affiliated/Related Companies – Premium	0	0
1.02.02.01.03	Interest in Subsidiaries	0	0
1.02.02.01.04	Interest in Subsidiaries – Premium	0	0
1.02.02.01.05	Other Investments	3,056	3,056
1.02.02.02	Fixed Assets	2,323,857	2,303,500
1.02.02.03	Intangible Assets	39,424	42,304
1.02.02.04	Deferred Assets	12,753	14,415

06.02 – Consolidated Balance Sheet - Liabilities (x R$ 1000)

Code Number of Account:	Description of Account:	30/06/2007	31/03/2007:
2	Total Liabilities	4,879,163	4,722,034
2.01	Current Liabilities	890,959	958,125
2.01.01	Loans and Financings	106,876	147,337
2.01.02	Debentures	0	0
2.01.03	Suppliers	422,923	475,024
2.01.04	Taxes, Fees and Contributions	233,082	134,635
2.01.05	Dividends Payable	1,924	99,706
2.01.06	Provisions	6,354	9,936
2.01.06.01	Provision for Restructuring	6,354	9,936
2.01.07	Debts with Associated Entities	0	0
2.01.08	Others	119,800	91,487
2.01.08.01	Salaries and Social Charges	62,638	56,328
2.01.08.02	Other Accounts Payable	57,162	35,159
2.02	Non-current Liabilities	789,496	813,208
2.02.01	Long-Term Liabilities	789,496	813,208
2.02.01.01	Loans and Financings	262,633	280,016
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Associated Entities	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	526,863	533,192
2.02.01.06.01	Provision for Deferred IRPJ/CSLL	355,000	362,296
2.02.01.06.02	Taxes and Contributions Deposited into Court	21,856	21,711
2.02.01.06.03	Provision for Contingencies	128,293	126,916
2.02.01.06.04	Provision for Restructuring	1,930	2,300
2.02.01.06.05	Other Accounts Payable	19,784	19,969
2.02.02	Deferred Income	0	0
2.03	Interest Held by Minority Shareholders	0	0
2.04	Net Equity	3,198,708	2,950,701
2.04.01	Realized Capital Stock	1,251,921	1,251,921
2.04.02	Capital Reserves	3,948	3,948
2.04.02.01	Subsidy for Investments	3,948	3,948
2.04.02.02	Treasury Stock	0	0

2.04.03	Revaluation Reserves	674,038	690,764
2.04.03.01	Own Assets	674,038	690,764
2.04.03.02	Subsidiaries/Affiliates and Associated Companies	0	0
2.04.04	Profit Reserves	783,808	783,808
2.04.04.01	Legal	85,771	85,771
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Realizable Profits	0	0
2.04.04.05	Retained Earnings	0	0
2.04.04.06	Special for Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	698,037	698,037
2.04.04.07.01	Treasury Stock	(3,937)	(3,937)
2.04.04.07.02	For Investments and for Working Capital	701,974	701,974
2.04.05	Retained Earnings/Accumulated Losses	484,993	220,260
2.04.06	Advance for Future Capital Increase	0	0

Top

CVM Reports

ITR - QUARTERLY REPORT

Quarterly Report (Corporation Law) 2007/2 **31/07/2007**

Index

07 – Consolidated Income Statement Real

07.01 – Consolidated Income Statement (x R$ 1000)

Code Number of Account:	Description of Account:	Value of Current Quarter 01/04/2007 to 30/06/2007:	Accumulated Value of Current Fiscal Period 01/01/2007 to 30/06/2007:	Value of Same Quarter in the Previous Fiscal Period 01/04/2006 to 30/06/2006:	Accumulated Value of Previous Fiscal Period 01/01/2006 to 30/06/2006:
3.01	Gross Income from Sales and/or Services	1,471,760	2,856,938	1,009,301	1,898,167
3.02	Deductions from Gross Income	(294,386)	(550,450)	(191,932)	(359,238)
3.03	Net Revenues from Sales and/or Services	1,177,374	2,306,488	817,369	1,538,929
3.04	Cost of Goods and/or Services Sold	(771,710)	(1,529,290)	(547,836)	(1,060,053)
3.05	Gross Income	405,664	777,198	269,533	478,876
3.06	Operating Income/Expenses	(81,188)	(176,745)	(110,313)	(161,315)
3.06.01	With Sales	(42,343)	(96,367)	(46,382)	(91,978)
3.06.02	General and Administrative	(47,239)	(88,099)	(41,837)	(80,097)
3.06.02.01	Remuneration of Personnel /Social Charges	(8,285)	(18,762)	(9,906)	(20,223)
3.06.02.02	Depreciation	(5,096)	(10,114)	(4,004)	(8,177)
3.06.02.03	Others	(33,858)	(59,223)	(27,927)	(51,697)
3.06.03	Financial	(3,403)	(7,337)	(9,613)	(19,625)
3.06.03.01	Financial Income	12,288	28,554	12,641	27,295
3.06.03.02	Financial Expenses	(15,691)	(35,891)	(22,254)	(46,920)
3.06.04	Other Operating Income	14,664	17,997	0	45,353
3.06.04.01	Net Monetary Variations	14,664	17,997	0	45,353
3.06.04.02	Other Net	0	0	0	0
3.06.05	Other Operating Expenses	(4,057)	(4,391)	(13,374)	(15,861)
3.06.05.01	Net Monetary Variations	0	0	(1,403)	0
3.06.05.02	Other Net	(4,057)	(4,391)	(11,971)	(15,861)

3.06.06	Equity Income	1,190	1,452	893	893
3.07	Operating Result	324,476	600,453	159,220	317,561
3.08	Non-operating Result	(1,086)	(237)	538	7,488
3.08.01	Income	0	0	538	7,488
3.08.02	Expenses	(1,086)	(237)	0	0
3.09	Income Before Taxes/Shareholding Interests	323,390	600,216	159,758	325,049
3.10	Provision for Income Tax and Social Contributions	(76,720)	(150,318)	(46,799)	(86,409)
3.11	Deferred Income Tax	1,338	16,936	0	0
3.12	Statutory Shareholding Interests/Contributions	0	0	0	0
3.12.01	Shareholding Interests	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.14	Interest held by Minority Shareholders	0	0	0	0
3.15	Earnings/Losses in the Period	248,008	466,834	112,959	238,640
	Number of Treasury Stock (Thousands):	74,294	74,294	74,294	74,294
	Earnings per Share (R$)	3.33820	6.28360	1.52043	3.21210
	Losses per Share (R$):				

See comments on the performance of the parent company which substantially represents the consolidated performance of the Acesita Group.

ITR – QUARTERLY INFORMATION

Quarterly Report (Corporation Law) 2007/2 31/07/2007

Index

09 –Interest in Subsidiaries/Affiliates

09.01 –Interest in Subsidiary and/or Affiliated Companies

01	ACESITA SERVIÇOS, COM. IND. PART. LTDA.		60.500.121/0001-24
Classification:	**% Interest in Capital of Investee Company:**	**% Net Equity Of Investing Company:**	**Type of company**
Privately-held, total ownership control	100.00%	12,06%	Industrial, commercial and other
Initial Date of Current Quarter	**Final Date of Current Quarter**	**No. of Treasury Shares in Current Quarter (Thousands):**	**No. of Shares in the Last Quarter (Thousands):**
01/04/2007	30/06/2007	204,272	161,422

18 – Data of Subsidiary/Affiliate

- ACESITA SERVIÇOS, COM. IND. PART. LTDA.

18.01.01 - Income Statement of Subsidiaries/Affiliates

Code Number:	Description	01/04/2007 to 30/06/2007	01/01/2007 to 30/06/2007	01/04/2006 t o 30/06/2006	01/01/2006to 30/06/2006
3.01	Gross Income from Sales and/or Services	157,604	290,027	85,112	165,192
3.02	Deductions from Gross Income	(45,881)	(84,325)	(23,734)	(46,020)
3.03	Net Income from Sales and/or Services	111,723	205,702	61,378	119,172
3.04	Cost of Goods and/or Services Sold	(93,431)	(168,908)	(47,678)	(96,169)
3.05	Gross Income	18,292	36,794	13,700	23,003
3.06	Operating Expenses/Income	(4,022)	(6,607)	(7,757)	(16,525)
3.06.01	From Sales	(5,462)	(10,076)	(6,169)	(12,246)
3.06.01.01	Personnel Expenses/Labor Charges	(2,670)	(4,824)	(2,822)	(5,540)
3.06.01.02	Sales Expenses	(1,923)	(3,830)	(2,094)	(4,121)
3.06.01.03	Others	(869)	(1,422)	(1,253)	(2,585)
3.06.02	General and Administrative	(5,709)	(10,534)	(3,071)	(4,985)
3.06.02.01	Personnel Remuneration/ Social Charges	(843)	(2,248)	(942)	(1,726)
3.06.02.02	Outsourced Services	(871)	(1,663)	(561)	(994)
3.06.02.03	Taxes, Fees and Penalties	(32)	(96)	(190)	(222)
3.06.02.04	Depreciations and Amortizations	(1,886)	(3,764)	(347)	(695)
3.06.02.05	Others	(2,077)	(2,763)	(1,031)	(1,348)
3.06.03	Financial	(142)	(125)	(2,721)	(4,926)
3.06.03.01	Financial Income	806	1,521	658	1,374
3.06.03.02	Financial Expenses	(948)	(1,646)	(3,379)	(6,300)
3.06.04	Other Operating Income	2,208	4,833	1,105	3,465
3.06.04.01	Net Monetary Variations	1,428	2,222	57	1,672
3.06.04.02	Other Net	780	2,611	1,048	1,793
3.06.05	Other Operating Expenses	0	0	(78)	(138)
3.06.05.01	Net Monetary Variations	0	0	0	0
3.06.05.02	Other Net	0	0	(78)	(138)
3.06.06	Equity Income	5,083	9,295	3,177	2,305
3.07	Operating Income	14,270	30,187	5,943	6,478

3.08	Non-Operating Income	131	130	(1,301)	(2,658)
3.08.01	Revenues	251	130	53	54
3.08.02	Expenses	(120)	0	(1,354)	(2,712)
3.08.02.01	Investment Premium	0	0	(1,353)	(2,706)
3.08.02.02	Others	0	0	(1)	(6)
3.09	Earnings Before Taxes/Shareholding Interest	14,401	30,317	4,642	3,820
3.10	Provision for Income Tax and Social Contribution	(2,160)	(4,632)	0	0
3.11	Deferred Income Tax	(448)	(698)	0	0
3.12	Statutory Shareholding Interest/Contributions	0	0	0	0
3.12.01	Shareholding Interests	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Profit/Losses in the Period	11,793	24,987	4,642	3,820
	Nr. of Treasury Shares (Thousands):	204,272	204,272	128,832	128,832
	Earnings per Share (R$):	0.05773	0.12232	0.03603	0.02965
	Losses per Share (R$):	0.00000	0.00000	0.00000	0.00000

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COMMENT ON THE PERFORMANCE OF ASCIPAR

Gross income in 2Q2007 was 25% higher in comparison to the 2Q2006. Earnings from cutting services increased by R$11 million and the average sales price increased by 39.25%. The increase in sales volumes, corresponding to 2.418 tons, was an additional factor that contributed towards the positive performance in this quarter.

Net income from foreign exchange variation and the equity income result also had a positive influence on the performance of Ascipar in the quarter.

END